April 23, 2025

Sheldon L. Koenig
Chief Executive Officer
Esperion Therapeutics, Inc.
3891 Ranchero Drive, Suite 150
Ann Arbor, MI 48108

       Re: Esperion Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286631
Dear Sheldon L. Koenig:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Adam Johnson, Esq.